Exhibit 12.1

RATIO OF EARNINGS UNDER IFRS TO FIXED CHARGES FOR BARCLAYS PLC

	2012	2011	2010	2009	2008
	(In £m except for ratios)
Fixed charges
Interest expense	16,917	21,048	20,511	20,713	38,143
Rental expense	251	268	254	256	235

Total fixed charges	17,168	21,316	20,765	20,969	38,378

Earnings
Income before taxes and non-controlling interests	797	5,770	5,768	4,710	5,136
Less: Unremitted pre-tax income of associated companies and joint ventures	(113)	(47)	(49)	(43)	(19)

	684	5,723	5,719	4,667	5,117
Fixed charges	17,168	21,316	20,765	20,969	38,378

Total earnings including fixed charges	17,852	27,039	26,484	25,636	43,495

Ratio of earnings to fixed charges	1.04	1.27	1.28	1.22	1.13

RATIO OF EARNINGS UNDER IFRS TO COMBINED FIXED CHARGES, PREFERENCE

SHARE DIVIDENDS AND SIMILAR APPROPRIATIONS FOR BARCLAYS PLC

	2012	2011	2010	2009	2008
	(In £m except for ratios)
Fixed charges, preference share dividends and similar appropriations
Interest expense	16,917	21,048	20,511	20,713	38,143
Rental expense	251	268	254	256	235

Fixed charges	17,168	21,316	20,765	20,969	38,378
Preference share dividends and similar appropriations	466	514	594	646	583

Total fixed charges, preference share dividends and similar appropriations	17,634	21,830	21,359	21,615	38,961

Earnings
Income before taxes and non-controlling interests	797	5,770	5,768	4,710	5,136
Less: Unremitted pre-tax income of associated companies and joint ventures	(113)	(47)	(49)	(43)	(19)

	684	5,723	5,719	4,667	5,117
Fixed charges	17,634	21,830	21,359	21,615	38,961

Total earnings including fixed charges	18,318	27,553	27,078	26,282	44,078

Ratio of earnings to combined fixed charges, preference share dividends and similar appropriations	1.04	1.26	1.27	1.22	1.13